FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: March 27, 2008

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Changes in Directors and Executive Officers

March 26, 2008

To All Whom Concerned

Name of Company listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director
(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for Inquiry:	Akihiko Toyotani
General Manager of Finance Division
(Tel: +81-75-604-3500)

Changes in Directors and Executive Officers

This is to advise you that Kyocera Corporation (President: Makoto Kawamura) has decided to change its directors and executive officers at a meeting of the Board of Directors of Kyocera Corporation held on March 26, 2008.

1.	Changes in Directors (effective as from late June, 2008)

1)	Candidates for New Directors

Tetsuo Kuba

Tatsumi Maeda

*	At a General Meeting of Shareholders of the Company, which is going to be held in late June 2008, the above candidates will be elected as directors.

*	They will both remain in the current assignments; Tetsuo Kuba as a Senior Managing Executive Officer and the General Manager of Corporate Fine Ceramics Group and Corporate Semiconductor Components Group; Tatsumi Maeda as a Senior Managing Executive Officer and the General Manager of Corporate Solar Energy Group.

2)	Director to retire

Koji Seki

2.	Changes in Executive Officers

1)	Changes in title of Executive Officer (effective as from April 1, 2008)

Name	New Title [New Assignment]	Former Title [Former Assignment]
Yasuyuki Yamamoto	Senior Executive Officer [Deputy General Manager of Corporate Communication Equipment Group]	Executive Officer [General Manager of Corporate Mobile Communication Equipment Division and Corporate Communication Systems Equipment Division, Corporate Communication Equipment Group]

2)	New Executive Officers (effective as from April 1, 2008)

Name	New Title [Present Assignment]
Takafumi Matsuda	Executive Officer [General Manager of Jewelry and Application Products Division]

Masaaki Itoh	Executive Officer [General Manager of Corporate Communications Division, Corporate General Affairs Human Resources Group]

Katsumi Komaguchi	Executive Officer [President and Representative Director of Kyocera Mita Corporation]

3)	Executive Officer to retire (effective as from March 31, 2008)

Hiroshi Togi [Assistant to General Manager of Corporate Semiconductor Components Group]